SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 1 of 10 Pages
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             CHECK TECHNOLOGY CORP.
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                                (Name of Issuer)

                           COMMON STOCK $.10 PAR VALUE
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                         (Title of Class of Securities)

                                  162780 10 0
                                  -----------
                                 (CUSIP Number)

            1284 CORPORATE CENTER DRIVE, ST. PAUL, MN (612) 454-9300
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 11, 2002
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



     Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 2 of 10 Pages
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  1       Name of Reporting Person
          -------------------------------------------------------------------

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                 Annette J. Brenner     ###-##-####


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  2       Check the appropriate box if a member of a group               (a) |_|
                                                                         (b) |_|
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  3       SEC  USE ONLY


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  4       SOURCE OF FUNDS

          PF
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or  2(e)                                             |_|

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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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               NUMBER OF        7        SOLE VOTING POWER
                 SHARES                                           383,700
              BENEFICIALLY      ------------------------------------------------
                OWNED BY        8        SHARED VOTING POWER
                  EACH
               REPORTING        ------------------------------------------------
                 PERSON         9        SOLE DISPOSITIVE POWER
                  WITH                                           383,700
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

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 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  767,400*
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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                  12.46%
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 14      TYPE OF REPORTING PERSON
                                                                  IN
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* Includes 383,700 shares owned by spouse for which reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 3 of 10 Pages
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  1       Name of Reporting Person

          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Fred H. Brenner

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  2       Check the appropriate box if a member of a group               (a) |_|
                                                                         (b) |_|
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  3       SEC  USE ONLY


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  4       SOURCE OF FUNDS

          PF
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  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              |_|

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  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
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               NUMBER OF        7        SOLE VOTING POWER
                 SHARES                                           383,700
              BENEFICIALLY      ------------------------------------------------
                OWNED BY        8        SHARED VOTING POWER
                  EACH
               REPORTING        ------------------------------------------------
                 PERSON         9        SOLE DISPOSITIVE POWER
                  WITH                                            383,700
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                  767,400*
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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                  12.46%
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 14      TYPE OF REPORTING PERSON
                                                                  IN
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* Includes 383,700 shares owned by spouse for which reporting person disclaims beneficial ownership.

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 4 of 10 Pages
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ITEM 1.   SECURITY AND ISSUER
          -------------------

          This statement relates to shares of Common Stock (the "Shares") of Check Technology Corp. The address of the principal executive office of Check Technology Corp. is 12500 Whitewater Drive, Minnetonka, MN 55343-9420.



ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a) Annette J. Brenner and Fred H. Brenner are the Reporting Persons filing this statement.

          (b) The residence address of the Reporting Persons is 514 N. Wynnewood Avenue, Wynnewood, PA 19096.

          (c) The Reporting Persons have no business address as they have retired from employment.

          (d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Persons have not during the last five years, been party to a civil proceeding of a judicial administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or securities laws or fining any violation with respect to such laws.

          (f) The individual Reporting Persons are United States citizens.



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          The Reporting Persons have purchased the Shares over a period of time at purchase prices ranging from $4.96 to $5.92 per share. The shares were purchased by the Reporting Persons using personal funds.



ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

          The Shares were acquired for investment purposes. The Reporting Persons intend to hold all of the Shares to which this Schedule 13D relates for investment purposes. Each Reporting Person intends to review on a continuing basis his/her investment in the Issuer and the Issuer's business. The Reporting Persons are not currently considering the acquisition, directly or indirectly,

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 5 of 10 Pages
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of additional Shares. Whether the Reporting Persons purchase additional Shares or sell Shares will depend upon his/her evaluation of pertinent factors, including without limitation, the market for the sale of Shares at particular price levels, the business and prospects of the Issuer, economic and stock market conditions, and other business and investment opportunities available to the Reporting Persons. Depending upon his/her assessment of these factors from time to time, the Reporting Persons may change his/her present intention as stated above by possibly determining to acquire additional Shares or dispose of some or all of the Shares held by him/her.

          The Reporting Persons do not currently have any plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer, (ii) a sale or transfer of a material amount of the assets of the Issuers, (iii) any change in the present board of directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in the Issuer's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940,
(vi) any change in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person, (vii) any of the securities of the Issuer's securities easing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) any of the Issuer's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any act similar to any of those enumerated above.



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a) and (b) Annette J. Brenner beneficially owns 383,700 shares representing 6.23% of the Issuer's Common Stock. Fred H. Brenner beneficially owns 383,700 shares representing 6.23% of the Issuer's Common Stock. Together, Annette and Fred Brenner own 767,400 Shares of the Issuer's Common Stock. For purposes of this Schedule 13D, each of the Reporting Persons are including Shares beneficially held by their spouse, although each Reporting Person disclaims beneficial ownership of such shares. Each Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the Shares beneficially owned by them.

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 6 of 10 Pages
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          (c) The following transactions in the Common Stock were effected by the Reporting Person named below during the past 60 days:

                               Date of              Amount               Price
                             Acquisition           Purchased           Per Share
                             -----------           ---------           ---------
(i) Annette J. Brenner        12/24/01               1,000               5.50
                               1/3/02                1,000               5.92
                                                     1,000               5.81
                               1/4/02                1,000               5.71
                               1/7/02                 200                5.35
                               1/8/02                 500                5.40
                                                      800                5.35
                               1/9/02                1,000               5.20
                               1/10/02                700                5.25
                                                      100                5.16
                               1/14/02               1,000               5.50
                                                     1,000               5.51
                                                     1,800               5.55
                                                     1,200               5.65
                               2/7/02                2,000               5.80
                               2/8/02                2,000               5.10
                                                      300                5.09
                                                     1,000               5.05
                                                     1,000               5.03
                                                     4,700               5.01
                                                     1,000               4.96
                               2/9/02                1,000               4.97

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 7 of 10 Pages
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(ii) Fred H. Brenner           1/4/02                1,000               5.65
                                                     1,000               5.55
                                                     1,500               5.45
                               1/9/02                1,000               5.28
                               1/14/02               2,500               5.50
                                                      500                5.55
                                                      500                5.65
                               2/8/02                2,000               5.10
                                                      300                5.09
                                                     1,000               5.05
                                                     1,000               5.03
                                                     4,700               5.01
                                                     1,000               4.96
                               2/9/02                1,000               5.04
                                                     1,000               5.20
                                                     1,000               5.33

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 8 of 10 Pages
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All transactions were effected through the Reporting Persons' broker, Paine
Webber, through the Broker's offices in Radnor, PA.

          (d)       None

          (e)       Not Applicable



ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
          --------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

          None.



ITEM 7.   EXHIBITS.
          ---------

          None.

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                          Page 9 of 10 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





  2/11/02                                   /s/ Annette J. Brenner
  -------                                   ---------------------------------
  Date                                      Annette J. Brenner

                                  SCHEDULE 13D
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CUSIP No 162780 10 0                                         Page 10 of 10 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





  2/11/02                                   /s/ Fred H. Brenner
  -------                                   ---------------------------------
  Date                                      Fred H. Brenner